DD 6/24/13

SECU 13025649 SION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
JUN 21 2013
Washington DC
404

| SEC FILE NUMBER |
|---|
| 8- 23744 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 4/01/2012 (MM/DD/YY) AND ENDING 3/31/2013 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nordberg Capital Partners, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

108 East 16th Street,16th Floor
(No. and Street)

| New York | New York | 10003 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'Connor Davies
(Name – *if individual, state last, first, middle name*)

| 29 Broadway | New York | New York | 10003 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





DD 6/25/13

# OATH OR AFFIRMATION

I, H. Gerald Nordberg, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nordberg Capital Partners, Inc., as of March 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

H. Gerald Nordberg Jr.
Signature

Chairman
Title

Linda M Gammarati
Notary Public

20th Day of June 2013

LINDA M GAMMARATI
Notary Public - State of New York
NO. 01GA6127309
Qualified in Westchester County
My Commission Expires 5-23-2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PKF
O'CONNOR
DAVIES



# Nordberg Capital Partners, Inc.

## a subsidiary of Nordberg Capital Group, Inc.)

Financial Statements

March 31, 2013

PKF

# Nordberg Capital Partners, Inc.

## (a subsidiary of Nordberg Capital Group, Inc.)

Financial Statements

March 31, 2013

PKF
O'CONNOR
DAVIES

PKF

# Independent Auditors' Report

**The Board of Directors**
Nordberg Capital Partners, Inc.

We have audited the accompanying financial statements of Nordberg Capital Partners, Inc. (the "Company"), a subsidiary of Nordberg Capital Group, Inc. (the "Parent"), which comprise the statement of financial condition as of March 31, 2013 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that are are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

## *Management's Responsibility for the Financial Statements*

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

## *Auditors' Responsibility*

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PKF O'CONNOR DAVIES, a division of O'CONNOR DAVIES, LLP
29 Broadway, New York, NY 10006 | Tel: 212.867.8000 | Fax: 212.687.4346 | www.odpkf.com

### *Opinion*

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nordberg Capital Partners, Inc. as of March 31, 2013, and the results of its operations, and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

### *Emphasis of a Matter*

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company has suffered recurring losses from operations and at March 31, 2013 has an accumulated deficit of $6,834,965 without the guarantee of future funding by the Parent. In addition, management is considering a change in the nature of its core business. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 9. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

### *Other Matter*

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying supplemental information shown on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

PKF O'Connor Davies

June 20, 2013

**Nordberg Capital Partners, Inc.**

Statement of Financial Condition

March 31, 2013

| | |
|---|---|
| **ASSETS** | |
| Cash and cash equivalents | $ 16,069 |
| Securities owned | 9,684 |
| | $ 25,753 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | |
| Liabilities | |
| Accounts payable and accrued expenses | $ 23,001 |
| Total Liabilities | 23,001 |
| Stockholder's equity | |
| Common stock, no par value; 200 shares authorized 100 shares issued and outstanding | 10,000 |
| Series A preferred stock, no par value; 207 shares authorized, issued and outstanding | 20,714 |
| Series B preferred stock, no par value; 1,200 shares authorized, 882 shares issued and outstanding | 88,244 |
| Paid-in capital | 6,718,759 |
| Accumulated deficit | (6,834,965) |
| Total Stockholder's Equity | 2,752 |
| | $ 25,753 |

See notes to financial statements.

**Nordberg Capital Partners, Inc.**

Statement of Operations

Year Ended March 31, 2013

| | |
|---|---|
| **REVENUE** | |
| Commissions | $ 1,876 |
| Gain on securities trading account | 9,733 |
| Investment banking fees and other | 343 |
| Total Revenue | 11,952 |
| **EXPENSES** | |
| Employee compensation | 42,576 |
| Benefits | 9,648 |
| Clearance charges | 1,192 |
| Communications | 6,904 |
| Taxes | 5,060 |
| Travel and entertainment | 1,907 |
| Professional fees | 28,738 |
| Other operating expenses | 11,994 |
| Total Expenses | 108,019 |
| Net Loss | $ (96,067) |

See notes to financial statements.

**Nordberg Capital Partners, Inc.**

Statement of Changes in Stockholder's Equity

Year Ended March 31, 2013

| | Common Stock | Series A Preferred Stock | Series B Preferred Stock | Paid-in Capital | Deficit | Total Stockholder's Equity |
|---|---|---|---|---|---|---|
| Balance, beginning of year | $ 10,000 | $ 20,714 | $ 46,244 | $ 6,718,759 | $ (6,738,898) | $ 56,819 |
| Capital contributed | - | - | 42,000 | - | - | 42,000 |
| Stockholder distributions | - | - | - | - | - | - |
| Net loss | - | - | - | - | (96,067) | (96,067) |
| Balance, end of year | $ 10,000 | $ 20,714 | $ 88,244 | $ 6,718,759 | $ (6,834,965) | $ 2,752 |

See notes to financial statements.

**Nordberg Capital Partners, Inc.**

Statement of Cash Flows

Year Ended March 31, 2013

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net loss | $ | (96,067) |
| Adjustments to reconcile net loss to net cash used in operating activities | | |
| Change in operating assets and liabilties | | |
| Receivable from clearing broker | | 53,383 |
| Miscellaneous receivable | | 1,926 |
| Unrealized gain on securities owned | | (9,684) |
| Other assets / Securities owned | | 17,262 |
| Accounts payable and accrued expenses | | (8,071) |
| Net Cash Used in Operating Activities | | (41,251) |
| **CASH FLOW FROM FINANCING ACTIVITY** | | |
| Capital contributed | | 42,000 |
| Net Change in Cash and Cash Equivalents | | 749 |
| **CASH AND CASH EQUIVALENTS** | | |
| Beginning of year | | 15,320 |
| End of year | $ | 16,069 |

See notes to financial statements.

**Nordberg Capital Partners, Inc.**

Notes to Financial Statements
March 31, 2013

## 1. Organization

Nordberg Capital Partners, Inc. (the "Company") is a subsidiary of Nordberg Capital Group, Inc. (the "Parent"). The Company is a registered broker and dealer under the Securities Exchange Act of 1934. Pursuant to its clearing agreement, all securities transactions of the Company, its officers and customers, are introduced to and cleared on a fully disclosed basis. The Company is exempt from the provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by the Company's clearing broker.

## 2. Summary of Significant Accounting Policies

***Basis of Presentation***

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

***Use of Estimates***

The preparation of financial statements in conformity with U.S GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly actual results could differ from those estimates.

***Cash and Cash Equivalents***

For purposes of the statement of cash flows, cash and cash equivalents include all cash investments with a maturity of three months or less when purchased.

***Fair Value Measurements***

The Company follows Financial Accounting Standards Board (FASB) guidance on Fair Value Measurements which defines fair value and establishes a fair value hierarchy organized into three levels based upon the input assumptions used in pricing assets. Level 1 inputs have the highest reliability and are related to assets with unadjusted quoted prices in active markets. Level 2 inputs relate to assets with other than quoted prices in active markets which may include quoted prices for similar assets or liabilities or other inputs which can be corroborated by observable market data. Level 3 inputs are unobservable inputs and are used to the extent that observable inputs do not exist.

## 2. Summary of Significant Accounting Policies *(continued)*

### *Investments and Investment Income Recognition*

Investments in securities are carried at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Realized and unrealized gains and losses are included in the statement of operations.

### *Furniture and Equipment*

Furniture and equipment are carried at cost. Depreciation is provided under the straight-line method over the estimated lives of the related assets.

### *Accounting for Uncertainty in Income Taxes*

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company is no longer subject U.S. federal, state or local income tax audits for periods prior to 2009.

### *Subsequent Events Evaluation by Management*

Management has evaluated subsequent events for disclosure and/or recognition in the financial statements through the date that the financial statements were available to be issued, which date is June 20, 2013.

## 3. Fair Value of Financial Instruments

The following investments are measured at fair value as of March 31, 2013:

| Level 1 Inputs | Shares | Cost | Fair Value |
|---|---|---|---|
| Corporate Equities | 300 | $ - | $ 9,684 |

## 4. Furniture and Equipment

As of March 31, 2013, furniture and equipment consists of the following:

| | |
|---|---|
| Furniture and equipment | $ 117,835 |
| Less: Accumulated depreciation | (117,835) |
| | $ - |

At March 31, 2013, all furniture and equipment have been fully depreciated.

## 5. Net Capital Requirements

The Company is subject to Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is required to maintain minimum net capital equal to the greater of $5,000 and 6.67% of aggregate indebtedness. As of March 31, 2013, the Company had net capital deficiency of $112 which was $5,112 less than its required net capital amount. The Company's net capital ratio was -2,055 to 1.

## 6. Subsequent Events

On June 17, 2013 the Parent purchased an additional 100 shares of Series B preferred stock, increasing the Company's stockholder's' equity by $10,000.

## 7. Income Taxes

The Company files a consolidated federal income tax return with its Parent. The Company has an informal tax sharing agreement with the Parent which stipulates that income taxes will be allocated to the entities with income based upon the consolidated operating results. The Company uses the "contribution to consolidated taxable liability" method. The combined entities have a net operating loss carry forward of approximately $3,000,000. The deferred tax assets related to net operating loss carry-forwards has been fully offset by an allowance account as it is more likely than not that this asset will not be realized.

## 8. Preferred Stock

Preferred Stock has no voting power, is nonparticipating and noncumulative and it is issued and redeemable at the discretion of the Company.

Dividends are payable on preferred stock at the discretion of the Board of Directors. During the year ending March 31, 2013, no dividends were declared or paid.

## 9. Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. As shown in the accompanying financial statements, the Company has incurred losses from operations and as of March 31, 2013, has an accumulated deficit of $6,834,965. Historically, the Company has incurred losses from operations and has relied on the Parent to fund those losses and other cash flow requirements. The Parent has not committed to long-term funding of these shortfalls and losses. In addition, the Company is not currently leasing office space and has discontinued its arrangement with its clearing broker. These factors raise substantial doubt about the Company's ability to continue as a going concern.

**9. Going Concern *(continued)***

Management is considering selling all or part of the Company to a strategic partner and or financial investor. The Company is also considering changing the nature and structure of its core business from brokerage services to merchant and or complete investment banking arrangements that would include private placements. This kind of business structure would allow the Company to reduce its operating expenses and overhead. While management believes there is a likelihood of successfully achieving one of these alternatives, none have been completed to date and there is no assurance they will be. Without a new investor or a change in the nature of its core business, the Company may be forced to cease operations.

*****

**Nordberg Capital Partners, Inc.**

**(a subsidiary of Nordberg Capital Group, Inc.)**

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of March 31, 2013

**Nordberg Capital Partners, Inc.**

Schedule of Computation of Net Capital Under
Securities and Exchange Commission Rule 15c3-1

As of March 31, 2013

| | | |
|---|---|---|
| **NET CAPITAL** | | |
| Total stockholder's equity | | $ 2,752 |
| Net capital before haircuts on securities positions | | 2,752 |
| Undue concentration | 1,411 | |
| Haircuts on trading and investment securities | 1,453 | |
| | | 2,864 |
| Net capital | | (112) |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT** | | |
| Minimum net capital required of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater | | 5,000 |
| Excess (deficiency) of net capital over (under) minimum requirement | | $ (5,112) |
| Total aggregate Indebtedness | | $ 23,001 |
| Percent of aggregate indebtedness to net capital | | -20,551% |

**RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1**

There are no material differences between the above calculation and the calculation included in the Company's unaudited amended FOCUS Report as of March 31, 2013.

See Independent Auditors' Report

**Nordberg Capital Partners, Inc.**

SCHEDULE OF COMPUTATION OF RESERVE REQUIREMENTS
UNDER EXHIBIT A OF SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

AS OF MARCH 31, 2013

The firm has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii) in which all customer transactions are cleared through another stock brokerage firm on a fully disclosed basis. The firm will not hold customer funds or safekeep customer securities.

SCHEDULE RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

AS OF MARCH 31, 2013

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis and the firm does not have possession of customer securities.

See Independent Auditors' Report

PKF
O'CONNOR
DAVIES

PKF

**Independent Auditors' Report on Internal Control Structure**

**Required by SEA Rule 17a-5(g)(1)**

**Board of Directors**
Nordberg Capital Partners, Inc.

In planning and performing our audit of the financial statements of Nordberg Capital Partners, Inc. (the Company), a subsidiary of Nordberg Capital Group, Inc. (the "Parent"), as of and for the year ended March 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities and Exchange Act of 1934 (SEA), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the previously mentioned objectives under SEA Rule 17a-5(g)(1). Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PKF O'CONNOR DAVIES, a division of O'CONNOR DAVIES, LLP
29 Broadway, New York, NY 10006 | Tel: 212.867.8000 | Fax: 212.687.4346 | www.odpkf.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on June 19, 2013.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission ("SEC") to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PKF O'Connor Davies

June 20, 2013

PKF O'CONNOR DAVIES, a division of O'CONNOR DAVIES, LLP

O'Connor Davies, LLP is an independent member of
PKF North America and PKF International Ltd.